FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

   THE SECURITIES COMMISSION HAS GRANTED ITS PRIOR CONSENT TO THE PURCHASE OF
                PARTICIPATION SECURITIES IN SEVEROCESKE DOLY A.S.

CEZ, a. s., with its registered office in Prague 4, Duhova 2/1444, Postal Code: 140 53, Identification No. 452 74 649 ("CEZ, a. s."), holding a 93.10% share in the registered capital of and voting rights in Severoceske doly a.s., with its registered office in Chomutov, Bozeny Nemcove 5359, Postal Code: 430 01, Identification No. 499 01 982 ("Severoceske doly a.s.") announces the following:

a) On February 14, 2006, upon the request of CEZ, a. s., the Securities Commission granted its prior consent under Section 183i (5) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code"), to the adoption of a resolution by the General Meeting of Severoceske doly a.s. concerning the transfer of all other participation shares in the company to CEZ, a. s. for CZK 1,789.20;

b) On February 15, 2006, pursuant to the provision of Section 183i (1) of the Commercial Code, CEZ, a. s. requested that the Board of Directors of Severoceske doly a.s. convene the company's Extraordinary General Meeting, which will resolve on the transfer of all remaining participation shares in the company to CEZ, a. s.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CEZ, a. s.
                                          ------------------------------
                                          (Registrant)

Date: February 15, 2006

                                          By: /s/ Libuse Latalova
                                              ----------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration